SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 13, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated on January 13, 2010, the Company reported that the estimated financial result of the sale of Tarshop S.A.’s shares will be a gain of approximately $14.4 million pesos. The Company emphasized that such financial result is only an estimate, as it is contingent upon developments and circumstances that have not occurred yet and to the fact that the transaction still requires the Argentine Central Bank’s consent and that it has been calculated only for purposes of replying to the notice served by the Buenos Aires Stock Exchange on the Company.

The Company reported that the calculation of the estimated result of the transaction was made taking as basis the valuation of the investment as of September 30, 2009, the date of the latest financial statements filed with the supervisory agencies. Notwithstanding the aforementioned, the final result of the sale will be derived from the valuation of the investment as of the transaction’s closing date (the date the above mentioned consent by the Central Bank is obtained). This calculation does not contemplate the Company’s costs and expenses related to the acquisition.

Moreover, the result of the transaction is conditioned upon the performance of a test that will evaluate delinquent receivables that have been in arrears for more than 90 days between the contract date (December 29, 2009) and the closing date (the date the Central Bank’s consent is obtained). The delinquency of such receivables will be compared to that existing as of March 31, 2009 and, should it exceed the latter by more than 25%, the price balance will be adjusted by US$ 200,000 for each excess percentage point above the 25% mentioned above, up to a maximum amount of US$ 5,000,000. Finally, the transaction’s result is subject to the exchange rate to be applied to adjust the price balance as of the date of payment thereof.

The information herein disclosed may be updated from time to time, in which case it shall be reported to the Central Bank.

The Audit Committee’s Report is available to the shareholders at the Company’s registered office.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: January 14, 2010